

December 30, 2010

<u>Via facsimile to ((304) 340-1080) and U.S. Mail</u>

Charles D. Dunbar, Esq.
Jackson Kelly PLLC
1600 Laidley Tower
500 Lee Street, East
Charleston, WV 25301

   Re: **Allegheny Bancshares, Inc.**
       Preliminary Schedule 14A
       Filed December 8, 2010
       File No. 000-50151

       Schedule 13E-3
       Filed December 8, 2010
       File No. 005-85792

Dear Mr. Dunbar:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>General</u>

1. We note that you are purporting to create three classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each "new" class to be held by less than 500 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your common stock and your newly authorized preferred stock are separate classes of securities under West Virginia law. The analysis should include a detailed discussion and comparison of each feature of your common

stock and the preferred stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the common stock and series A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate. We may have further comments after reviewing the legal opinion and your response.

Preliminary Schedule 14A

Cover Letter

2.   Please revise the cover page to **highlight** that security holders who receive a new class of common stock (i) will not receive any consideration for their shares of common stock, and (ii) will lose voting rights on any matter other than an extraordinary transaction and will also lose the benefits of holding Section 12 registered securities. This revised disclosure should include a discussion of the impact on shareholders of holding unregistered securities.

3.   In a similarly prominent manner, disclose that shareholders who own less than 1,100 shares of common stock and who will receive a new class of common stock in this transaction can instead elect to receive cash for their shares by exercising appraisal rights. This disclosure should be accompanied by a brief explanation of how to exercise dissenters' appraisal rights and how the company will determine the fair value of each share of common stock.

Summary Term Sheet, page 1

4.   Please revise the descriptions of the new classes of common stock (pages 3-4 and elsewhere in the proxy statement) to disclose the conversion ratio for each new such class.

Questions and Answers about the Meeting, page 9

5.   Please revise this section to avoid duplication of disclosure already included in the Summary Term Sheet.

Special Factors

Background and Purpose of the Amendment and Merger Proposal, page 13

6.   Please revise this section to describe the background of the going private transaction. Describe, for example, board meetings, meetings with management and with legal and financial advisors and the topics discussed at each.

7.   Tell us, with a view toward revised disclosure, whether Howe Barnes made any presentations to the board of directors at any time prior to issuing its opinion on December 1, 2010.

8.   Revise this section also to discuss why the company is undertaking the going private transaction at this time. It appears that the stated reason ("to allow Company employees to focus their efforts on income producing activities, as opposed to non-value enhancing SEC reporting compliance") could have been present ever since the company became a reporting entity. Refer to Item 1013(c) of Regulation M-A.

Recommendation of the Board of Directors, page 20

9.   Please revise the second paragraph of page 21 to describe the potential reasons the board may terminate the transaction even after the proposals are approved by security holders.

10.   Revise to provide disclosure responsive to Item 1014 of Regulation M-A explaining why the board believes that an exchange of (i) one share of class A for one share of common stock and (ii) one share of class B common stock for one share of common stock is substantively fair, given the different rights associated with the new classes of common stock as compared to the existing common stock. Why is the ratio appropriate? Your discussion should be detailed, and should specifically address the rights associated with each of the new classes of common stock.

11.   Refer to the second bullet point on page 22. Given that you state elsewhere that there is no obligation to pay dividends in the future and that the dividends are not cumulative, revise your disclosure to explain why you view the grant of a dividend preference to constitute a positive factor for security holders receiving shares of class A or class B common stock in the reclassification.

12.   With respect to the same bullet point, please expand your disclosure to describe or explain how the "the rights and privileges of the Class A Common Stock and Class B Common Stock [present] rights and privileges that [are] commensurate with the rights and privileges of the existing Common Stock."

13.   We note that the board "adopted" the fairness opinion of Howe Barnes (page 24). Please include such disclosure in this section. Also, clarify whether the board also adopted Howe Barnes' analyses or include disclosure responsive to Item 1014 of Regulation M-A.

14.   On a related note, explain how the board was able to arrive at its determination of fairness in light of the fact that Howe Barnes's opinion is not qualified as to "unaffiliated" security holders and does not distinguish between security holder

who will retain their existing common stock and those that will receive class A or class B common stock.

Opinion of Financial Advisor, page 23

15.   We note that you provided Howe Barnes with financial forecasts and projections "(including the 2011 budget)" which appears to be included on pages 25-26. Please disclose the complete financial forecasts and projections provided to Howe Barnes.

16.   On a related note, it does not appear that the Howe Barnes fairness presentation annexed to your proxy statement includes any analysis that utilized financial projections. Please disclose how, if at all, Howe Barnes used the financial projections in preparing its fairness presentation and opinion.

17.   We note that you appear to have decided to mail the Howe Barnes fairness presentation to your security holders. Even with such delivery, you must provide the summary of such report required by Item 1015(b)(6) of Regulation M-A. Please revise.

18.   Please revise this section and the similarly captioned section on page 34 to consolidate the disclosure (and avoid duplication) in the Special Factors section of the proxy statement. Apply this comment to the two sections captioned "Reasons for the Merger" on pages 41 and 42, the sections captioned "Summary Financial Information" (page 27) and "Selected Historical Financial Data" (page 50), and any other duplicate sections in the proxy statement.

Dissenters' and Appraisal Rights, page 44

19.   Please revise the last sentence of the first paragraph of this section to reflect the fact that no cash consideration will be paid in the merger.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions